                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 18)*

                             CHRYSLER CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  171196 10 8
--------------------------------------------------------------------------------
                                (CUSIP Number)

        Stephen Fraidin, P.C.                   Stephen D. Silbert, Esq.
    Fried, Frank, Harris, Shriver &            Christensen, White, Miller,
              Jacobson                                Fink & Jacobs
         One New York Plaza               2121 Avenue of the Stars, 18th Floor
      New York, New York 10004               Los Angeles, California 90067
            (212) 859-8140                           (310) 553-3000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)


                                August 25, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

        Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D

CUSIP NO. 171196 10 8


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KIRK KERKORIAN

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                (b) [_]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

        BK

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                  [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

                7   SOLE VOTING POWER
  NUMBER OF             51,900,000
   SHARES
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING     9   SOLE DISPOSITIVE POWER
 PERSON WITH            51,900,000

               10   SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        51,900,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.6%

14  TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO. 171196 10 8


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LEE A. IACOCCA

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                (b) [_]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

        PF,OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                  [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

                7   SOLE VOTING POWER
  NUMBER OF             1,938,076
   SHARES
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY                115,750
    EACH
  REPORTING     9   SOLE DISPOSITIVE POWER
 PERSON WITH            1,938,076

               10   SHARED DISPOSITIVE POWER
                          115,750

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,053,826

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .5%

14  TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 18 amends and supplements the Statement on Schedule 13D (as previously amended, including pursuant to the Schedule 14D-1 and amendments thereto previously filed by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Shares"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian, Tracinda Corporation, Lee Iacocca, and Alfred Boyer (the "Filing Persons"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

        1. Item 3 of the Schedule 13D is hereby amended to add the following information:

        Mr. Kerkorian has acquired 1,900,000 Shares as set forth in Item 5 below, which Item is incorporated herein by reference. The purchase price for such Shares ($97,014,975) is being funded from Mr. Kerkorian's Credit Agreement dated as of August 4, 1995 with Swiss Bank Corporation (the "Swiss Bank Agreement"). A copy of the Swiss Bank Agreement has been filed as an exhibit to Amendment No. 17 to the Schedule 13D and is incorporated herein by reference.

        2. Item 4 of the Schedule 13D is hereby amended to add the following information:

        Mr. Kerkorian may purchase additional Shares in open market transactions or otherwise to increase his beneficial ownership of Shares (including Shares held by members of any group of which he may be deemed a member) up to 14.99% of the outstanding Shares.

        3. Item 5 of the Schedule 13D is hereby amended to add the following information:

            (a) As a result of the purchases described under Item 5(c), the Filing Persons taken together are the beneficial owners of 53,958,826 Shares or approximately 14.1% of the Shares outstanding based upon the number of Shares outstanding as reported in the Company's Form 10-Q for the period ended June 30, 1995. Of such Shares, Mr. Kerkorian is directly and through Tracinda the beneficial owner of 51,900,000 Shares (approximately 13.6% of the outstanding Shares), Tracinda is the beneficial owner of 50,000,000 shares (approximately 13.0% of the outstanding Shares), Mr. Iacocca is the beneficial owner of 2,053,826 Shares (approximately .5% of the outstanding Shares) (represented by 388,986 Shares solely owned or controlled by him, options to purchase an additional 1,549,090 Shares and 115,750 Shares held by the Iacocca Foundation, over which Mr. Iacocca may be deemed to share dispositive power and voting power) and Mr. Boyer is the beneficial owner of 5,000 Shares (less than .1% of the outstanding Shares) (represented by listed options), in each case the percentages being based upon the number of Shares outstanding as reported in the Company's Form 10-Q for the period ended June 30, 1995. (The Company has taken the position that the conditions precedent with respect to the exercise of options to acquire 112,500 Shares by Mr. Iacocca have not been satisfied, which position Mr. Iacocca disputes.) Each of Mr. Kerkorian and Tracinda, Mr. Iacocca and Mr. Boyer expressly disclaims beneficial ownership of all Shares held by the others.

            (b) Mr. Kerkorian has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 1,900,000 Shares purchased by him.

            (c) The table below sets forth information with respect to all purchases of Shares by Filing Persons during the last sixty days. All of such purchases were effected by Mr.

Kerkorian on the New York Stock Exchange. On August 7, 1995, the Iacocca Foundation sold 58,000 Shares at a price of $50 per Share.

Transaction            Number of             Price              Aggregate
Date                   Shares                Per Share          Price

08/11/95                  58,000               51                 2,960,320
                         142,000               50 7/8             7,229,930

08/18/95                  50,000               50 7/8             2,545,750
                          32,500               50 3/4             1,650,675

08/21/95                  50,000               50 3/4             2,539,500
                          50,000               50 5/8             2,533,250
                          50,000               50 1/2             2,527,000
                          50,000               50 3/8             2,520,750

08/22/95                  20,000               50                 1,000,800
                          60,000               50 1/8             3,009,900
                         102,500               50 1/4             5,154,725
                          26,000               50 3/8             1,310,790
                          50,000               50 1/2             2,527,000

08/23/95                   2,000               50 5/8               101,330
                          98,000               50 3/4             4,977,420
                          15,700               50 7/8               799,365.5
                         129,000               51                 6,584,160
                          57,000               51 1/8             2,916,405
                         450,000               51 1/4            23,080,500

08/24/95                  73,500               51 1/4             3,769,815
                          14,000               51 3/8               719,810
                          70,500               51 1/2             3,633,570
                          28,000               51 5/8             1,446,620
                         135,600               51 3/4             7,022,724
                          55,700               51 7/8             2,891,665.5
08/25/95                  30,000               52                 1,561,200

Totals:                1,900,000                                 97,014,975


        4. Item 6 of the Schedule 13D is hereby amended to add the following information:

        The 1,900,000 Shares purchased by Mr. Kerkorian (together with additional collateral) will be pledged pursuant to the Swiss Bank Agreement.

        5. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TRACINDA CORPORATION


August 25, 1995                         By: /s/ Anthony L. Mandekic
---------------                            -------------------------
     Date                                  Name: Anthony L. Mandekic
                                           Title: Secretary/Treasurer